SHEARMAN & STERLING



                      January 21, 1994



Donald Oresman, Esq.
Executive Vice President,
 Chief Administrative Officer,
 General Counsel and Secretary
Paramount Communications Inc.
15 Columbus Circle
New York, New York  10023-7780


Dear Don:

         Late yesterday we received a copy of the letter from Wachtell Lipton to you with the attached materials from Allen
& Co. purporting to be a comparative analysis of the QVC and Viacom offers. In Viacom's January 18th letter to the Paramount board Viacom outlined the reasons why Viacom believes that its offer is superior to QVC's offer. Accordingly, in the short time available before the Paramount board meeting, Viacom will not restate its full analysis. However, the attached Smith Barney analysis corrects some of the more glaring inaccuracies contained in the Allen & Co. materials.

                                  Sincerely,

                                  /s/ Steve

                                  Stephen R. Volk

                                  MEMORANDUM
                                  ----------

TO:       Viacom Inc.

FROM:     Smith Barney Shearson Inc.

DATE:     January 21, 1994


I. Viacom's offer remains superior and has significantly greater certainty of value.

     -- Viacom's bid contains 77.6% certain value in cash, stock price protection (CVR), and convertible preferred stock.

     --   QVC's bid offers only 63.3% certain value in cash and preferred stock.

                                        VIACOM Offer                   QVC Offer
                                   -----------------------      -----------------------
                                    Per    Blended               Per    Blended
                                   Share  Per Share      %      Share  Per Share      %
                                   -----  ---------  -----      -----  ---------  -----
Cash                      50.1%   $107.00   $53.61   64.2%      $92.00   $45.09   57.7%

Stock (a.)                49.9%     35.02    17.47   20.9        62.92    27.04   34.6

Stock Price Protection    49.9%      9.31     4.64    5.6         0.00     0.00    0.0
(CVR) (b.)

Cnvt. Preferred (c.)      49.9%     13.08     6.52    7.8         0.00     0.00    0.0

Non-cnvt. Preferred       49.9%      0.00     0.00    0.0         8.82     4.40    5.6
(d.)

Warrant (e.)              49.9%      2.50     1.25    1.5         3.21     1.60    2.1
                                            ------  -----                ------  -----

   Total                                    $83.49    100%               $78.13    100%
                                            ======  =====                ======  =====

(a.) Viacom's current stock price (at $37.625 for Class B) reflects the market's perception that Viacom's bid is superior to that of QVC.  QVC's stock price was $37.875 (and declining) when it was believed to have a winning bid;
     only speculation of a revised bid from Viacom stopped the slide.  As such, we have used a $37.875 stock price for comparability.
(b.) At Viacom's current stock price, the CVR provides complete protection of
     $10.00.
(c.) QVC is not offering a convertible preferred stock.  A convertible preferred
                           -----------
     stock is obviously of much higher value than a straight non-convertible preferred stock.  The current market value of Viacom's convertible preferred is 86% of its face value.
(d.) QVC's non-convertible preferred stock would require an interest rate of
     11.0% to trade at 100% of its face value.  The current market value of
     QVC's non-convertible preferred stock is 55% of face value.
(e.) Based on accepted warrant valuation techniques.

Viacom is willing to provide Paramount shareholders with protection on the price of its stock through the use of a CVR. QVC is not. Viacom is confident in its ability to achieve and surpass the stated levels of shareholder value.

The CVR has been structured to provide flexibility in the valuation timeframe, with up to three years to achieve a minimum $55 price per Viacom Class B share. It also provides flexibility in terms of form of payment, but not delivery of certain value. If Viacom did not have confidence in its ability to grow its stock value back to these levels and beyond, it would never have considered the transactions at issue in the first place.

We caution against purported analysis that values Viacom's offer against QVC's offer based on the current market trading levels of their respective common equities. Current market trading levels include a discount in the stock of the
perceived winner of Paramount and   therefore a comparable valuation of the two
offers on this basis is not possible.

The future trading price for Viacom common stock has been significantly underestimated by analysts in the marketplace in part because the company has been unable to share information concerning future expectations as a result of securities law limitations imposed during the acquisition process. Viacom's projections indicate values well in excess of the so-called analyst consensus referred to by Allen & Company.

Estimates of EBITDA and growth potential grossly underestimate projected cost savings and revenue enhancement opportunities of the Viacom/Blockbuster/Paramount combination, as previously described to the Paramount Board and its advisors.


II. Viacom/Blockbuster/Paramount represents a well diversified entertainment and communications company with a solid capitalization


                                    Revenue                 EBITDA
                                    -------                 ------
Entertainment                          27%                    13%
Publishing                             19                     16
Video Rental/Retail                    18                     23
Networks                               16                     18
Live Entertainment                      7                      6
Music Retail                            5                      4
Broadcasting                            4                      8
Cable                                   4                     12
                                      ---                    ---
                                      100%                   100%
                                      ===                    ===


Estimated debt as a percent of total capitalization           39%
Estimated coverage (EBITDA)
     Interest                                                3.8x
     Interest plus preferred dividends                       3.0x

- --   Conversely, QVC offers the Paramount shareholders very little diversification and should be viewed merely as a leveraged recapitalization of Paramount, offering the Paramount shareholders virtually the same assets but on a more leveraged basis.


III. Trading Issue

It is absurd on its face, and meaningless, to estimate the number of trading days required to sell Viacom shares after distribution of the shares to be issued in the Paramount and Blockbuster transactions, since recent trading volumes are based on a number that is 15% of the pro forma public shares to be outstanding. Additionally, QVC intends to issue 50% more shares (with no price protection at all) than does Viacom.


IV.  Vibrancy Of Viacom Businesses

It is disingenuous for Allen & Company to disparage Viacom's businesses on the basis of rumored future competition given the advent of intense competition in QVC's only line of business - the television home shopping business --
      ----
including recent announcements by its former would-be merger partner Home Shopping Network, by Macy's, Spiegel/Time Warner, Fingerhut/USA Direct, and
others.    These competitors do not only threaten to compete with QVC but threaten to change the economics of the home shopping business itself. Several of these partners have indicated a willingness to pay significantly larger shares of revenues to cable operators to obtain carriage on cable television systems. This could significantly adversely impact QVC's operating margins.

MTV, as in the case of Nickelodeon, is one of the fastest growing entertainment franchises and enjoys one of the strongest brand names in the world today. It has withstood many competitive challenges in the past and is better positioned than ever to thrive. There have been many attempts to build a network like MTV.
None have reached the stature of MTV and few have survived.   To suggest that
mere access to videos will enable success is to grossly underestimate the ability of MTV to program, package and create a unique look and feel. Few channels in the basic cable television business have achieved MTV's brand recognition and unique identity. It should also be noted that the same Wall Street Journal article cited by Allen & Company states that Sony and Time Warner have no plans to withhold their music videos from MTV.

Showtime has shown remarkable resiliency, including a significant growth in the number of subscribers in 1993. Allen & Company's assertions as to programming on Showtime are simply wrong. Showtime has exclusivity on Disney product through 1997 and, despite TCI/Encore's best efforts to undermine Showtime, has managed to secure attractive programming for many years to come, in addition to increasing the pace of its own original production.

V.   The Viacom/Blockbuster Combination

The enormous attributes of Blockbuster's businesses and their tremendous fit with both Viacom and Paramount were addressed in our previous correspondence with the Paramount Board and our presentations to Lazard Freres. A few additional points in response to Allen & Company's misleading memorandum should be addressed.

Blockbuster represents a significant source of excess free cash flow (cash flow available after capital reinvestment) over the next few years. It has been projected to generate $1 billion in free cash flow over the next three years and $3 billion in free cash in the next five years. Ironically, the combination of Blockbuster and Viacom was suggested, endorsed and promoted to Viacom by, among other investment bankers, Jack Schneider of Allen & Co as recently as last summer.

The Video on Demand Issue
- -------------------------

- -- According to TCI Vice President of Technology Bruce Ravenal (reported in the September 27, 1993 issue to Multi Channel News) :"None of us have a business case that would make video on demand a business. My own personal guess is that we won't see these services emerge until late in the decade. Ravenal also commented that "Video on demand is susceptible to being cream skimmed by lower cost businesses."

- --   In December, 1992 TCI announced that they would begin rolling out new digital compression set top converters in the first quarter of 1994. On January 20 of this year TCI said this rollout will be delayed by nearly a year.

- --   Availability of new converters does not mean universal availability.  TCI plans to install as many as 100,000 new converters at the beginning of 1995.

- --   Paul Kagan and Associates project that movies exhibited via video on demand, near video on demand and pay per view will be a $1.859 billion dollar business by the year 2000. Kagan projects home video movie revenue to be $21.5 billion in the same year.

- --   John Sie, CEO of the TCI/Liberty-backed ENCORE pay tv service expressed doubt (Wall Street Journal November 29, 1993) that movies on demand will capture all the revenue now going to video stores. According to Sie, "even if movies on demand takes half of the recent hits video rental market it would generate only about $1 billion a year in cash flow for the entire cable industry."

- --   Studios control the windows of exhibition and there is no evidence that video on demand will be advanced over home video.

- --   In year 2000 Kagan projects that the studios will realize $614 million in revenue from video on demand and pay per view services. That same year Kagan projects the studios reaping $2.7 billion from the sale of rental titles to the home video industry.

VI. Viacom/Blockbuster/Paramount Combination

The combination of Viacom/Blockbuster/Paramount will result in a company with total assets of over $24 billion and over 25 different lines of business.

These assets are uniquely able to thrive in today's entertainment marketplace and are well positioned to exploit their rich content libraries in the future.

The diversity of the businesses in the Viacom/Blockbuster/Paramount creates a global entertainment powerhouse. There is no dependency on one line of business. As a matter of fact, the motion picture production business will represent less than 5% of Viacom/Blockbuster/Paramount's combined EBITDA.

While success of the volatile motion picture unit will be important, its level of success in any one year will have minimal effect on the company as a whole. The multi-faceted creative resources and powerful distribution channels of Viacom/Blockbuster will substantially enhance the studio business itself. The Viacom/Blockbuster/Paramount combination is notable because of an abundance and diversity of management talent.

The new company will have some of the most successful entrepreneurs in the entertainment business. The combination of management teams from Viacom/Blockbuster and Paramount will represent some of the most outstanding talents in the business.

While there is no doubt that Barry Diller is a talented movie studio executive, the Viacom/Blockbuster/Paramount combination will provide a management depth unparalleled in the industry.


Conclusion:
- -----------

Viacom believes that the Viacom/ Paramount combination will create tremendous value for Paramount shareholders. The addition of Blockbuster to that combination will add critical retail distribution to the mix and dramatically reduce risk.

Viacom has provided a structure that protects the value delivered to Paramount shareholders, through the use of CVRs, and provides them with additional value on the upside, through the use of warrants. When you combine the additional cash on the front end with the downside protection and upside value on the back end, the certainty and superiority of Viacom's offer stands alone.
                                                     ------------